UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42869

Megan Holdings Limited

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No. 1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed by Megan Holdings Limited (the “Company”) in its Reports of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on August 11, 2026 and as amended on August 13, 2026 (collectively, the “Proxy Statement”), the Company has convened an Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on August 21, 2026 at 10:00 a.m. Kuala Lumpur Time (August 20, 2026 at 10:00 p.m. Eastern Time) to consider and, if thought fit, approve a 1-for-40 share consolidation of the Company’s ordinary shares (the “Share Consolidation”) and related proposals.

The Proxy Statement referred to August 21, 2026 as the anticipated effective date of the Share Consolidation. The Company hereby clarifies that the marketplace effective date of the Share Consolidation on The Nasdaq Capital Market has not been finalized and will be a date subsequent to August 21, 2026, to be determined by the Company in coordination with The Nasdaq Stock Market LLC, The Depository Trust Company and the Company’s transfer agent. The Company will announce the marketplace effective date, once determined, by way of a subsequent Report of Foreign Private Issuer on Form 6-K.

For the avoidance of doubt, this clarification does not affect the convening of the Meeting or the resolutions to be considered and voted upon by the Company’s shareholders at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2026

Megan Holdings Limited

By:	/s/ Hoo Wei Sern (Darren Hoo)
Name:	Hoo Wei Sern (Darren Hoo)
Title:	Executive Director, Chairman and Chief Executive Officer

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